EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net Income (Loss) Per Common and Common Share Equivalents

For the years ended December 31, 2007, 2006 and 2005

(Expressed in thousands of U.S. dollars or shares, except per share amounts)

	2007	2006	2005 (1)
Numerator:
Net income (loss)	$717,812	$749,332	$(51,064)
Less: preferred dividends	(34,525)	(34,525)	(34,525)

Net income (loss) available to common shareholders	$683,287	$714,807	$(85,589)

Denominator:
Weighted average number of common shares outstanding—basic	56,104.4	56,822.5	54,951.2
Stock options and other	1,453.5	980.3

Weighted average number of common and common share equivalents outstanding—diluted	57,557.9	57,802.8

Basic net income (loss) per share	$12.18	$12.58	$(1.56)
Diluted net income per share	$11.87	$12.37

(1)	Diluted net loss per share has not been shown for 2005 because the effect of dilutive securities would have been anti-dilutive. Dilutive securities, under the form of stock options and others, that could potentially dilute basic net loss per share were not included in the computation of diluted net loss per share because to do so would have been antidilutive. The weighted average number of common and common share equivalents outstanding for the period would have amounted to 55,869.3 thousand shares, if these securities had been included.